NEWS RELEASE	ELD No. 10-17
TSX: ELD NYSE: EGO ASX: EAU	September 16, 2010

Eldorado Completes Acquisition of Xiaoshiren in Jilin Province, China

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of  Eldorado Gold Corporation ("Eldorado" the "Company" or "we")  is pleased to announce completion of the acquisition of the Xiaoshiren Central exploration license (EL), located 20 km southeast of our White Mountain gold mine in Jilin Province, China.   The Xiaoshiren Central EL acquired from Fushun Hanking Mining Ltd is now 100% owned by the White Mountain Joint Venture, of which Eldorado holds a 95% share.

“The acquisition is consistent with Eldorado’s China growth strategy where we leverage the advantage of local knowledge and infrastructure to acquire high quality prospect opportunities,” commented Paul Wright, President and CEO of Eldorado Gold.  ‘Our team continues to review other opportunities and we are confident we will continue to grow and add to our exploration portfolio “.

The Xiaoshiren Central EL encompasses 4.06 km2, and is contiguous with the Xiaoshiren SW (14.67 km2) and Xiaoshiren NE (23.49 km2) exploration licenses, also held 100% by the White Mountain Joint Venture (Fig. 1).  The three licenses are underlain by a Proterozoic dolomite and sandstone sequence equivalent to that hosting the White Mountain deposit, intruded by granitic porphyry.  Exposure is sparse on the Xiaoshiren Central EL, but the southern part of the property contains numerous locally-derived, strongly-mineralized boulders (Fig. 2).  These boulders consist of hematitic silicified breccia overprinting dolomite, are lithologically and texturally similar to breccias associated with the high-grade ore at White Mountain, and individually measure up to 3 metres in length.  Preliminary interpretations based on limited outcrop control, float distribution, and topographic analysis imply that the boulders are derived from two subparallel northeast-striking mineralized zones, parallel to regional and local structural trends.  In the two outcrops where the mineralized breccias occur in-situ, they lie within a moderately southeast dipping, planar, fault-controlled zone.  Of 342 grab samples collected from the float boulders (257 samples) and in-situ outcrop (85 samples), 96 produced grades of 1 gm/t to 10 gm/t gold,  25 produced grades of 10 gm/t to 50 gm/t gold, and 7produced grades above 50 gm/t gold, with a maximum value of 111.5 gm/t gold.  There has been no drilling in the area of the mineralized boulders.

In addition, in the northern part of the exploration license, small-scale gold mining activity produced historically from high-grade mineralized breccias along the intrusive contact between the granitic porphyry intrusion and dolomite country rock.

We are presently completing trenching and soil geochemistry programs over the southern prospect, in anticipation of drilling later in 2010.  We are also conducting mapping and soil geochemistry surveys at the recently acquired Dongdapo EL, located along strike from and 5 km northeast of White Mountain (Fig. 1), where we plan to drill multiple targets in 2011.

Dr. Peter Lewis P.Geo., V.P. Exploration for Eldorado is the qualified person for the technical disclosure in this press release.   All assay results reported in this release were rock chip samples prepared at Eldorado’s sample preparation facility at White Mountain and assayed at the ALS laboratory in Guangzhou, China.

Gold analysis was done using Fire Assay method with AAS finish.  Certified standard reference materials and field duplicate samples were inserted in a ratio of 1: 10-15 prior to shipment from the preparation site at White Mountain to monitor and control the quality of the assay data. .

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and surrounding areas. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President  & Chief Executive Officer

Cautionary Note Concerning Forward-Looking Statements

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy E.  Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

             Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

Figure 1:  Locations of Xiaoshiren exploration licenses and Dongdapo exploration license relative to
                 White Mountain Mine

126°20' E
126°30' E
0
4km
N
42°00' N
Zhenzhumen EL
White Mountain EL
White Mountain Mine
Dongdapo EL
Baishan City
Xiaoshiren NE EL
Xiaoshiren SW EL
Xiaoshiren Central EL
Area of Figure 2
Paleozoic-Mesozoic Sedimentary rock
Mesoproterozoic Sandstone
Plaeoproterozoic Dolomite
Archean Gneiss
Exploration Licence (EL)
Xiaoshiren central EL
Fault

Figure 2:  Xiaoshiren Central Exploration License